Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

April 26, 2017

VIA EDGAR CORRESPONDENCE

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Rule 485(a) Filing for Eaton Vance Special Investment Trust (the “Registrant”) on behalf of Eaton Vance Greater India Fund (the “Fund”) (1933 Act File No. 002-27962; 1940 Act File No. 811-01545 (the “Filing”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned on April 10, 2017 with respect to the Filing.  The comments and Registrant’s responses thereto are as follows:

Cover Page

1.

Comment:  The cover page of the Filing indicates that the Fund is “A diversified fund investing in companies in India.”  Pursuant to recent shareholder-approved changes to the Fund, please correct this statement to reflect the Fund’s non-diversified status.

Response:  The Registrant has made changes consistent with this comment.

Statement of Additional Information

2.

Comment:  Page 1 of the Statement of Additional Information (“SAI”) states that:  “The Fund and the Portfolio are diversified, open-end management investment companies.”  Please correct this statement to reflect the Fund’s and Portfolio’s non-diversified status.

Response:  The Registrant has made changes consistent with this comment.

3.

Comment:  The table included under the “STRATEGIES AND RISKS” section indicates that “Diversified Status” is relevant to the Fund and Portfolio.  Please correct this indication.

Response:  The Registrant has made changes consistent with this comment.

Securities and Exchange Commission

January 25, 2016

4.

Comment:  Page 47 includes additional information regarding “Diversified Status” as it relates to the Fund’s investment strategies.  Please explain.

Response:  The Registrant notes that the table beginning on page 38 of the SAI entitled “ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES” is not Fund-specific, and includes all applicable investment risk disclosure for all series under the Registrant.  In an effort to promote consistency across the fund complex, no change has been made at this time.

Prospectus

Risk/Return Summary: Fee Table

5.

Comment:  Please include additional language pursuant to the Rule 485(b)(1)(vii) request to obtain Template Filing Relief, filed by the Registrant on March 16, 2017, with reference to the Registrant’s PEA No. 167 filed on January 30, 2017.

Response:  The Registrant notes that a supplement to the Fund’s prospectus was submitted to and accepted by the SEC effective April 10, 2017, to add language consistent with the comment above.

Tandy Representation:

The Registrant acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Registrant may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-7831.  As noted herein, the Registrant intends to make a filing under Rule 485(b) on behalf of the Fund on or about April 26, 2017, to be effective on May 1, 2017.

Very truly yours,

/s/ Kimberly M. McGinn

Kimberly M. McGinn, Esq.

Assistant Vice President